                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4)*


                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   929289106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
Tami E. Nason, Esq.                                Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                  Ropes & Gray
600 Atlantic Avenue                                One International Place
Boston, MA 02210                                   Boston, MA 02110
(617) 619-5400                                     (617) 951-7000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                March 19, 1999
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [_].

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 929289106                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Demeter Holdings Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               5,144,483 shares (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               5,144,483 shares (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        5,144,483 shares (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13

        46.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 929289106                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Phemus Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               281,419 shares (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                281,419 shares (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        281,419 shares (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13

        2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------

                              The WMF Group, Ltd.
                              -------------------

                                Amendment No. 4
                                ---------------

     This Amendment No. 4 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998, Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999 and Amendment No. 3 to the initial Schedule 13D filed on February 2, 1999.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Item 3 is amended by adding the following thereto:

     On March 11, 1999, Demeter and Phemus received notice from the Issuer that they, together with Capricorn, would be required, pursuant to the terms of the Standby Purchase Agreement dated October 16, 1998 among the Issuer, Demeter, Phemus and Capricorn (attached as Exhibit C to Amendment No. 2 to this Schedule
13D) (the "Standby Purchase Agreement") to purchase, in the aggregate, 664,028 shares of the Issuer's common stock at $5/share. On March 19, 1999, Demeter, Phemus and Capricorn purchased 503,619 shares, 27,603 shares and 132,806 shares, respectively, of the Issuer's common stock, for an aggregate purchase price of $3,320,140.00.

Item 4. Purpose of Transaction.
        -----------------------

     Item 4 is amended by adding the following thereto:

     The proceeds to the Issuer from the sale of the "standby shares" were used to pay all remaining amounts outstanding with respect to the subordinated notes issued by the Issuer to CMIT on September 4, 1998. CMIT used the proceeds of such repayment to redeem all of the outstanding shares of CMIT's Class C Preferred Stock held by HPCH and Capricorn.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     Item 5, paragraphs (a) and (c) are amended in their entirety to read as follows:

     (a) Demeter is the beneficial owner of 5,144,483 shares of the Issuer's common stock (approximately 46.4% of the shares of common stock outstanding) (calculated assuming 11,081,654 shares outstanding based on 5,299,383 shares outstanding as reported in the Issuer's most recent filing with the SEC plus 3,635,972 shares which are outstanding following the conversion of the Class A Preferred into common stock on January 13, 1999 plus 1,482,271 shares which were purchased in the Issuer's rights offering prior to the time that such rights expired on March 8, 1999 plus 664,028 shares which are outstanding following the purchase of the "standby shares" on March 19, 1999). The shares of common stock reported herein as beneficially owned by Demeter include 10,000 shares of common stock that Demeter may acquire at any time upon exercise of an option to purchase such shares at a price of $9.15 per share. Phemus is the beneficial owner of 281,419 shares of common stock (approximately 2.5% of the shares of common stock outstanding).

     (c)  See response to Item 3 above.

                               Page 4 of 5 Pages

                                   Signature
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1999

DEMETER HOLDINGS CORPORATION



By: /s/ Tami E. Nason
   ---------------------------
   Name: Tami E. Nason
   Title: Authorized Signatory


PHEMUS CORPORATION


By: /s/ Tami E. Nason
   ---------------------------
   Name: Tami E. Nason
   Title: Authorized Signatory











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